UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Quanex Building Products Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

747619104

(CUSIP Number)

Praesidium Investment Management Company, LLC

1411 Broadway – 29th Floor

New York, NY 10018

Tel. No.: (212) 821-1495

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747619104

1	NAME OF REPORTING PERSON

Praesidium Investment Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,483,225
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,580,180
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,580,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 747619104

1	NAME OF REPORTING PERSON

Kevin Oram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,483,225
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,580,180
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,580,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP NO. 747619104

1	NAME OF REPORTING PERSON

Peter Uddo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,483,225
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,580,180
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,580,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP NO. 747619104

THE SCHEDULE 13D

This Amendment No. 3 supplements the information set forth in the Schedule 13D filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram, the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2015, as amended and supplemented by Amendment No. 1 filed with the SEC on July 21, 2015 and Amendment No. 2 filed with the SEC on December 15, 2015 (the “Schedule 13D”), relating to shares of common stock, $0.01 par value (“Common Stock”), of Quanex Building Products Corporation, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram, the “Reporting Persons”).

Praesidium, in its capacity as investment manager to certain managed accounts and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote 1,483,225 shares of Common Stock held in the Accounts and to dispose of 1,580,180 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the Accounts is approximately $19.01 per share. The source of these funds for the Accounts was their working capital.

Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On October 9, 2018, the Reporting Persons entered into a Share Repurchase Agreement with the Issuer (the “Agreement”). Pursuant to the terms of the Agreement, the Issuer agreed to purchase from Praesidium 1,900,000 shares of Common Stock held in the Accounts at a price of $16.86 per share.

5

CUSIP NO. 747619104

In addition, pursuant to the terms of the Agreement, the Reporting Persons agreed to certain standstill provisions, among other things, effective from and after the date of the Agreement and through and including the date of the Issuer’s annual meeting of stockholders (or any adjournment or postponement thereof) in 2021. The standstill provisions generally prohibit the Reporting Persons from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting, participating in, or encouraging any solicitation of proxies with respect to the voting of any securities of the Issuer; (ii) seeking, alone or in concert with others, the election or appointment to, or nomination of any candidate to, or removal of any member of, the Board of Directors of the Issuer (the “Board”); (iii) acting alone or in concert with others to control or seek to control, or knowingly influence, the management, the Board or the policies of the Issuer; (iv) forming or joining in a partnership, limited partnership, syndicate or other group with respect to any securities of the Issuer; or (v) seeking or proposing any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, dissolution, restructuring, recapitalization or similar transaction involving the Issuer or its subsidiaries.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) The Reporting Persons beneficially own 1,580,180 shares of Common Stock, which represents approximately 4.8% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of October 11, 2018 as set forth in this Schedule 13D, by (ii) the 35,164,811 shares of Common Stock outstanding as of September 4, 2018, according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on September 7, 2018, less the 1,900,000 shares of Common Stock that were repurchased by the Issuer pursuant to the Agreement defined and described in Item 4 above.

Praesidium, in its capacity as investment manager to the Accounts, has sole power to vote 1,483,225 shares of Common Stock and the power to dispose of 1,580,180 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Common Stock held in the Accounts.

(c) Other than the sale of Common Stock by Praesidium on behalf of the Accounts pursuant to the Agreement defined and described in Item 4 above, the Reporting Persons have not entered into any transactions in the Issuer’s securities during the last 60 days.

(d) Not Applicable.

(e) As of October 9, 2018, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock of the Issuer.

6

CUSIP NO. 747619104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 9, 2018, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Share Repurchase Agreement between Praesidium Investment Management Company LLC, Kevin Oram, and Peter Uddo and Quanex Building Products Corporation, dated October 9, 2018.

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CUSIP NO. 747619104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2018

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
	Name:	Kevin Oram
	Title:	Managing Member

KEVIN ORAM

By:	/s/ Kevin Oram

PETER UDDO

By:	/s/ Peter Uddo

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